

Mail Stop 3561

November 23, 2009

VIA U.S. MAIL

Michael D. Siegal
Chairman and Chief Executive Officer
Olympic Steel, Inc.
5096 Richmond Road
Bedford Heights, Ohio 44146

Re: Olympic Steel, Inc.
Registration Statement on Form S-3
Filed October 29, 2009
File No. 333-162723

Form 10-K for fiscal year ending December 31, 2008
File March 3, 2009
File No. 000-23320

Dear Mr. Siegal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1. Please note that comments may be applicable to both prospectus' that have been filed with the registration statement, and where appropriate revisions should be made to both.

Risk Factors, page 4

2. Please remove the third and fourth sentences of the initial paragraph. If you are aware of additional risks, please disclose them.

3. Please confirm that all material risk relating to the various types of securities that might be offered are either included in a risk factor that is incorporated by reference or will be included in the prospectus supplement related to the offering of such security.

Description of Capital Stock, page 7

4. Please revise the first paragraph, if true, to say that any supplement offering a security will disclose the terms of the security being offered.

Plan of Distribution, page 24

5. We note your reference to possible remarketing arrangements. Please note that, depending upon the level of involvement by the issuer (or its affiliates) in the remarketing, any offers or sales pursuant to the remarketing arrangements may require registration under the Securities Act of 1933. If the issuer would prefer that the staff express its views on this issue at the present time, please provide us with information about the procedures that will be used and the participants in the remarketing, including the role of you or your affiliates, if any.

Plan of Distribution, page A-6

6. We note your disclosure that the sales agent "may" be deemed an underwriter. Please revise to state that Jefferies & Company, Inc., as a registered broker dealer participating in the distribution under this registration statement, will be an underwriter as defined in the Securities Act.

Form 10-K for fiscal year ending December 31, 2008

Notes to the Financial Statements

7. We note from your disclosure on page 23 in MD&A that one reason for decreased interest expense in 2008 is capitalization of interest into long-term capital projects. Please tell us, and revise future filings to disclose the total amount of interest costs incurred and capitalized for any period for which some interest costs has been capitalized. See paragraph 21 of SFAS No. 34.

8. In future filings, please disclose the following information related to the fair value of financial instruments such as debt, accounts receivable, accounts payable, etc.

   - Fair value of financial instruments for which it is practicable to estimate fair value
   - The methods and significant assumptions used to estimate the fair value of financial instruments
   - For financial instruments for which it is concluded that estimating fair value is not practicable, (i) information related to estimating the fair value of the financial instrument (such as the carrying amount, effective interest rate, and maturity) and (ii) the reasons why it is not practicable to estimate fair value

   See paragraphs 10 and 14 of SFAS No. 107 and paragraphs 531-532 of SFAS No. 133.

Note 1. Summary of Significant Accounting Policies – Shipping and Handling Fees and Costs, page 37

9. We note your disclosure that you classify costs incurred for shipping and handling to the customer as "distribution expenses" on the statement of operations. In future filings, please disclose the amount of shipping and handling costs recorded on the statement of operations for each period presented. See paragraph 6 of EITF 00-10.

Note 4. Property and Equipment, page 39

10. We note your disclosure that implementation of the new information system began in 2009. Please tell us, and disclose in future filings, when you expect to begin depreciating the new information system.

Note 11. Restricted Stock Units and Performance Share Units, page 44

11. Please revise future filings to include all disclosures required by SFAS No. 123R that are applicable to restricted stock units and performance share units, as set forth in paragraph A240 of SFAS No. 123R.

Form 10-Q for the quarters ended September 30, 2009

Notes to the Financial Statements

12. We note from your disclosure on page 20 of MD&A that interest expense increased due in part to higher amortization of deferred financing fees due to 2009 amendments of your credit facility. Please provide us more information about the nature of these amendments and the related fees incurred. Also, please tell us, and disclose in future filings how you accounted for these additional fees in accordance with EITF 98-14, as applicable.

Note 3. Inventories, page 7

13. We note your disclosure that effective March 31, 2009, the Company was required under GAAP to write down the value of its inventory to its net realizable value (average selling price less reasonable costs to convert the inventory into completed form), resulting in a $30.6 million charge. In light of these adjustments in 2009, please tell us why you believe the amount of inventory recorded on the balance sheet as of December 31, 2008 was appropriately recorded. Also, in light of your disclosure in your Form 10-K for the year ended December 31, 2008 that steel prices declined in the fourth quarter of 2008 and were expected to continue to decline in 2009, please tell us why you believe inventory adjustments were not necessary until the first quarter of 2009. As part of your response, please explain to us the nature of the changes in circumstances and events subsequent to the fiscal year ended December 31, 2008 that resulted in both the first and second quarter 2009 inventory adjustments.

Management's Discussion and Analysis – Results of Operations

14. We note that in your results of operations section, you present and discuss the measure "gross profit before lower of cost of market adjustment." We believe that in theory, the lower of cost or market adjustment should be included in a cost of materials sold amount, and therefore, a gross profit measure as presented in accordance with GAAP would include a lower of cost or market inventory adjustment. Please revise future filings to present this measure as a non-GAAP financial measure and include the disclosures required by Item 10(e) of

Regulation S-K, or alternatively, eliminate your use of this measure in future
filings.

Exhibit 5.1

15. Please confirm that prior to each takedown you will issue an opinion without the
assumptions contained in this one about events which have not yet taken place. If
you anticipate still issuing opinions with some assumptions, please show us what
they are.

16. Please confirm that each time you do a takedown of any of these securities you
will file a clean opinion of counsel as an exhibit for any securities you are taking
down.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in your filing to be certain that the filing includes all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, does not relieve the company from its full responsibility
for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 if you have any questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Christopher M. Kelly
          Jones Day
          Via Facsimile (216) 579-0212